[Letterhead of FS Investment Corporation]

May 24, 2010

Christina DiAngelo

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	FS Investment Corporation

Annual Report on Form 10-K filed on March 19, 2010

File No. 814-00757

Dear Ms. DiAngelo:

On behalf of FS Investment Corporation (the “Company”), set forth below is the Company’s response to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by telephone on May 6, 2010 regarding the Company’s Annual Report on Form, 10-K. The Staff’s comments are set forth below and are followed by the Company’s responses.

Financial Statements

1. We refer to the Company’s Balance Sheets on page F-4. Please remove the double underline under the line item “total liabilities and stockholders’ equity.”

Response: The Company will revise its financial statements in response to this comment in future periodic reports filed with the Commission.

2. We refer to the “Management fees payable” of $437,000 on the Company’s 2009 Balance Sheet. In light of the amount payable on such date, please tell us how often the Company settles such payments with FB Advisor.

Response: The base management fee that the Company pays to FB Income Advisor, LLC is payable quarterly in arrears and is calculated at an annual rate of 2.0% of the average value of our gross assets. The Company will revise the notes to its financial statements in response to this comment in future periodic reports filed with the Commission.

Christina DiAngelo

Division of Investment Management

3. We refer to the Company’s “Statements of Operations.” Under Section 2(b) of Rule 6-07 of Regulation S-X, any component of expenses that exceed 5% of total expenses should be presented as a separate line item in the financial statements. We note from disclosure on page 58 that fees paid to PNC Global Investment Servicing, legal fees, fees paid to your stock transfer agent and compensation paid to your chief financial officer and chief compliance officer each exceed 5% of total expenses for the year ended December 31, 2009.

Response: The Company will revise the Consolidated Statements of Operations in response to this comment in future periodic reports filed with the Commission.

4. Pursuant to Section 7 of Rule 6-09 of Regulation S-X, please include a line item that shows the amount of “undistributed net investment income” as of December 31, 2009 in the Company’s Statements of Changes in Net Assets.

Response: The Company will revise its financial statements in response to this comment in future periodic reports filed with the Commission.

5. Pursuant to Section 4(b) of Rule 6-09 of Regulation S-X, please disclose in the Statements of Changes in Net Assets or the Notes to the Financial Statements the number and dollar amounts received for shares sold. We note your disclosure in Note 1 to the financial statements, but it is not clear how this disclosure ties to the “Issuance of common stock” line item on page F-6.

Response: For the year ended December 31, 2009, the Company sold an aggregate of 10,105,293 shares of common stock for gross proceeds of approximately $93,464,000. This figure includes 10,051,849 shares of common stock sold as part of the Company’s continuous public offering and 53,444 shares of common stock sold pursuant to the Company’s Distribution Reinvestment Plan. See Note 1 to the Company’s financial statements for a breakdown of these sales. These amounts are reflected in the line items included in the “Statement of Changes in Net Assets” in the Company’s audited financial statements entitled, “Issuance of common stock” and “Reinvestment of stockholder distributions.” The Company will revise its disclosure in Note 1 to its financial statements to clarify how the line items in the “Statement of Changes in Net Assets” correspond to the disclosure found in Note 1 to the financial statements. Such revisions will be reflected in future periodic reports filed with the Commission.

6. We refer to page F-16 in the Notes to the Financial Statements. Pursuant to footnote 8 to Rule 12-12 of Regulation S-X, please disclose the aggregate gross unrealized appreciation or depreciation on a tax basis.

Response: The Company will revise the notes to its financial statements in response to this comment in future periodic reports filed with the Commission.

*        *        *

Christina DiAngelo

Division of Investment Management

In connection with responding to the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company further understands that the Division of Enforcement has access to all information that the Company provides to the Staff of the Division of Investment Management in your review of the Company’s filing or in response to the Staff’s comments on the Company’s filing.

If you have any questions or additional comments concerning the foregoing, please contact Steve Boehm at (202) 383-0176 or me at (610) 456-9654.

Sincerely,

/s/ Charles Jacobson
Charles Jacobson

cc:	Michael C. Forman

Steven B. Boehm, Esq.